SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

Minutes of the Fiscal Council’s Meeting of Gafisa S.A. (“Company”), held on November 9, 2017.

1. Date, Time and Place: On November 9, 2017, at 2:30 p.m. via conference call.

2. Call Notice and Attendance: All members were previously summoned, and the Fiscal Council has been instated. The sitting members, Laiza Fabiola Martins de Santa Rosa, Peter Edward Cortes Marsden Wilson and Olavo Fortes Campos Rodrigues Junior attended the meeting.

3. Composition of the Board: Chairman: Olavo Fortes Campos Rodrigues Junior; Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: Members of the Fiscal Council unanimously resolved to give their favorable opinion on the approval of the Management’s proposal to increase the Company’s capital in the total amount of up to three hundred million Reais (R$300,000,000.00), and partial ratification is possible in case of subscription of, at least, two hundred million and ten Reais (R$200,000,010.00), by means of the issue for private subscription of at least, thirteen million, three hundred, thirty-three thousand, three hundred and thirty-four (13,333,334) and, at most, twenty million (20,000,000) non-par, registered, book-entry, new common shares, at a price per share of R$15.00 based on Article 170, Paragraph 1, item III of Law No. 6.404/76, of which one centavo of Real (R$0.01) per share shall be allocated to the capital stock and fourteen Reais and ninety-nine centavos (R$14.99) per share to the capital reserve, pursuant to Article 182, Paragraph 1, “a”, of Law No. 6.404/76. In view of resolution taken at this Meeting referring to the proposal approved at the Board of Directors’ meeting held on this date, the report which is an integral part of the minutes of this meeting as Attachment I is hereby approved and signed.

5. Closing: There being no further business to discuss, and after the Chairman offered the floor to anyone who intended to speak, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attending members.

Olavo Fortes Campos Rodrigues Chairman	Janine Maria Corrêa Pupo Secretary
Laiza Fabiola Martins de Santa Rosa	Peter Edward Cortes Marsden Wilson
Olavo Fortes Campos Rodrigues Junior

1

ATTACHMENT I

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

Fiscal Council Report

Under the terms of discussions maintained at the meeting held on this date, the Fiscal Council of Gafisa S.A., in the exercise of its legal and statutory duties, in compliance with provisions of Article 163, III and Paragraph 3 of Law No. 6.404/76, gives its favorable opinion on the approval by the Company’s shareholders, at the Extraordinary Shareholders’ Meeting, of proposal to increase the Company’s capital approved at the Board of Directors’ Meeting held on this date, in the total amount of up to three hundred million Reais (R$300,000,000.00), and partial ratification is possible in case of subscription of, at least, two hundred million and ten Reais (R$200,000,010.00), by means of the issue for private subscription of at least, thirteen million, three hundred, thirty-three thousand, three hundred and thirty-four (13,333,334) and, at most, twenty million (20,000,000) non-par, registered, book-entry, new common shares, at a price per share of fifteen Reais (R$15.00) based on Article 170, Paragraph 1, item III of Law No. 6.404/76, of which one centavo of Real (R$0.01) per share shall be allocated to the capital stock and fourteen Reais and ninety-nine centavos (R$14.99) per share to the capital reserve, pursuant to Article 182, Paragraph 1, “a”, of Law No. 6.404/76.

São Paulo, November 9, 2017.

Laiza Fabiola Martins de Santa Rosa	Peter Edward Cortes Marsden Wilson
Olavo Fortes Campos Rodrigues Junior

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer